UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q
             [ ]Form N-SAR
                                                       ______________________
For Period Ended:  December 31, 1995                   |                     |
[ ] Transition Report on Form 10-K                     |   SEC FILE NUMBER   |
[ ] Transition Report on Form 20-F                     |      2-30680        |
[ ] Transition Report on Form 11-K                     |_____________________|
[ ] Transition Report on Form 10-Q                     _______________________
[ ]  Transition Report on Form N-R                     |                     |
For the Transition Period Ended: ___________________   |    CUSIP NUMBER     |
                                                       |    031095102        |
                                                       |_____________________|
___________________________________________________________________________
| Read Instruction (on back page) Before Preparing Form. Please Print or Type| | Type. Nothing in this form shall be construed to imply that the Commission |
|             has verified any information contained herein.                 |
|____________________________________________________________________________|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________
_____________________________________________________________________________.
_____________________________________________________________________________
PART I -- REGISTRANT INFORMATION
_____________________________________________________________________________
Full Name of Registrant
Former Name if Applicable
                               AMETECH, Inc.
____________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                        1813 Southeast 25th Street
____________________________________________________________________________
City, State and Zip Code
                      Oklahoma City, Oklahoma  73129
____________________________________________________________________________
PART II -- Rules 12b-25(b) and (c)
____________________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b) [paragraph 23,047], the following should be completed. (Check box if appropriate).
    |
    | (a) The reasons described in detail in Part III of this form could not | be eliminated without unreasonable effort or expense;
    |
[X] |  (b) The subject annual report, semiannual report, transition report on
    | Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
    | filed on or before the fifteenth calendar day following the prescribed
    | due date or the subject quarterly report of transition report on Form
    | 10-Q, or portion thereof, will be filed on or before the fifth calendar | day following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25 | (c) has been attached if applicable.

__________________________________________________________________________
PART III -- NARRATIVE
___________________________________________________________________________
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

    As a result of the resignations of the President and the Chief Financial Officer of the Company during the fourth quarter of 1995, the Company has been unable to prepare certain financial information without unreasonable effort or expense. Accordingly, the Company requires additional time in order to complete an appropriate review of the information required to be disclosed under Form 10-K.
___________________________________________________________________________
PART IV -- OTHER INFORMATION
___________________________________________________________________________
(1) Name and telephone number of person to contact in regard to this notification:

    Kerry A. Willingham        (405)           677-8781
    ______________________   __________     _________________
    (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment
    Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to
    file such reports) been filed?                             [X]YES  [ ]NO

    If the answer is no, identify reports.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
    included in the subject report, or portion thereof?       [ ]YES   [X]NO

    If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reason-able estimate of the results cannot be made.

                               AMETECH, Inc.
                __________________________________________
                Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 1996  By:  /s/ Carl B. Anderson, Jr.
                       ______________________________________________
                       Carl B. Anderson, Jr., Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
_____________________________________________________________________________
                                 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                      Violations (See 18 U.S.C. 1001).
_____________________________________________________________________________

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter). [Added in Release No. 34-31905 (paragraph 85,111), effective April 26, 1993, 58 FR 14628.]

























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